CONSENT OF PHIL NEWALL

In connection with the filing of the annual report on Form 20-F (the “Annual Report”) of Eurasian Minerals Inc. (the “Company”) with the U.S. Securities and Exchange Commission, I hereby consent to the references to my name and to the use of the technical report entitled “Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation,” dated July 10, 2015, and the information derived from such report, included in the Annual Information Form of the Company for the year ended December 31, 2016, which is filed as an exhibit to, and incorporated by reference into, the Annual Report.

Dated: March 31, 2017

/s/ Phil Newall
Phil Newall